Cogent Communications Group, Inc.

Robert N. Beury Jr.

Chief Legal Officer

Cogent Communications, Inc.

1015 31st Street, NW

Washington, DC 20007

Telephone +1-202-295-4254

Fax +1-703-997-8709

email: rbeury@cogentco.com

November 14, 2013

Re:                             SEC comment letter dated October 31, 2013 regarding:

Cogent Communications Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 27, 2013

Form 10-Q for the Quarterly Period Ended June 30, 2013

Filed August 8, 2013

Forms 8-K filed on February 21, May 7, and August 8, 2013

File No. 001-31227

Dear Mr. Krikorian:

This letter responds to the comments received in your letter of October 31, 2013.  The responses are keyed to your comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Business, page 2

1.                                      We note discussion in your Q2 2013 earnings call regarding your record high backlog.  Tell us what consideration you gave to providing a discussion of your backlog pursuant to Item 101(c)(1)(viii) of Regulation S-K.

In preparing our response below, we have reviewed Item 101(c)(1)(viii) of Regulation S-K.  Our definition of backlog includes the amount related to signed service contracts where the service has not been installed.

A substantial portion of our services are sold on the basis of standard contracts that are cancellable prior to installation without penalty and will be installed within three weeks.  Accordingly, while our current backlog of on-net and off-net orders is likely to generate revenue once those customers are activated, in general we do not believe that backlog at any given time is a meaningful indicator of future revenue.  Our backlog represented only 0.7% of our revenue for the quarter ended June 30, 2013.  Therefore we believe that disclosure of backlog in our annual or quarterly reports could be misleading and not informative to readers and should not be disclosed in our filings.

We respectfully note that there was one mention of backlog in the prepared remarks by our by our Chief Executive Officer on our on our Q2 2013 earnings call.  There, backlog was mentioned as an explanation for the continued organic sequential revenue growth by the Company, and to explain why he believes the Company’s traffic and network connectivity will continue to grow organically in the near term.

The more detailed discussion of backlog on our Q2 2013 earnings call was in response to a question from an analyst, and not initiated by the Company.  In the response, our Chief Executive Officer sought to differentiate between the backlog of customers on promotion and those who are not on promotion.  As noted above, this is an exceptional circumstance, as the Company’s backlog at any given time is not an indicator of future growth, which is why it is not included in our annual or quarterly reports.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

2.                                      We note the reference in the introductory paragraph to your reliance on equipment from Cisco Systems and the potential for hardware or software problems associated with such equipment. We also note the statement in Note 1 to your financial statements regarding your reliance upon one equipment vendor for the majority of your network equipment.  Please tell us what consideration you gave to providing business and risk factor disclosure regarding your relationship with, and reliance on equipment from, Cisco Systems.  Refer to Items 101(c)(1) and 503(c) of Regulation S-K.

In preparing our response below, we have reviewed Item 101(c)(1) and 503(c) of Regulation S-K.

We believe we have adequately informed and disclosed to our investors our reliance upon an equipment vendor for the majority of our network equipment purchases with the disclosures you cite in this comment.  However, we acknowledge the Staff’s comment and will expand our disclosure in future filings to include a separate risk factor related to our reliance on equipment purchased from Cisco, a draft of such risk factor follows.

Substantially all of our network infrastructure equipment is manufactured or provided by a single network infrastructure vendor.

We purchase from Cisco Systems, Inc. (“Cisco”) the majority of the routers and transmission equipment used in our network.  If Cisco fails to provide equipment on a timely basis or fails to meet our performance expectations, including in the event that Cisco fails to enhance, maintain, upgrade or improve its products, hardware or software we purchase from them when and how we need, we may be delayed or unable to provide services as and when requested by our customers.  We also may be unable to upgrade our network and face greater difficulty maintaining and expanding our network.  Transitioning from Cisco to another vendor would be disruptive because of the time and expense required to learn to install, maintain and operate the new vendor’s equipment and to operate a multi-vendor network.  Any such disruption could increase our costs, decrease our operating efficiencies and have an adverse effect on our business, results of operations and financial condition.

Cisco may also be subject to litigation with respect to technology on which we depend, including litigation involving claims of patent infringement.  Such claims have been growing rapidly in the communications industry.  Regardless of the merit of these claims, they can result in the diversion of technical and management personnel, or require us to obtain non-infringing technology or enter into license agreements for the technology on which we depend.  There can be no assurance that such non-infringing technology or licenses will be available on acceptable terms and conditions, if at all.

Results of Operations, page 27

3.                                      We note that you disclose several metrics in your earnings calls.  Please tell us the extent to which you use these metrics as key indicators in managing your business and indicate whether you believe that these metrics contribute meaningfully to understanding and evaluating your company.  As part of your response, tell us what consideration you gave to disclosing these metrics for the periods presented in your MD&A.  See Section III.B.1 of SEC Release No. 33-8350.  In this regard, the following metrics, among others not included here, appear to be discussed regularly during your earnings calls:

•                  Average contract term

•                  Average price per megabit

•                  ARPU

•                  Customer churn

•                  Sales rep productivity

In preparing our response below, we have reviewed Item Section III.B.1 of SEC Release No. 33-8350.

We endeavor for all public descriptions of our business performance to present accurate disclosure and a consistent message regardless of whether they are presented in earnings releases and calls, analyst presentations or our periodic reports filed with the Commission.  In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (“GAAP”), management at times discloses and discusses certain secondary and tertiary metrics.

Average contract term, customer churn and sales rep productivity are not considered key indicators in managing our business.  In addition, most of our competitors do not report these metrics so it is difficult for an investor or analyst to use the figures for competitive analysis and we do not believe that disclosure of these metrics in our filings would be helpful to investors.

Average price per megabit and average price per unit (ARPU), while secondary metrics to our primary revenue metrics of (1) revenue by product class (on-net, off-net and non-core) and (2) revenue by customer class (corporate and net-centric), are considered key indicators in managing our business.  We respectfully point out that we have consistently disclosed our trends and the industry trends in average price per megabit and ARPU in our quarterly and annual reports, as noted below from our 2012 annual report on Form 10-K (emphasis in bold added). We believe that our disclosures of our trends and the industry trends related to average price per megabit and ARPU in our quarterly and annual filings adequately informs our investors.

In Item 7 of our 2012 10-K:  MD&A:

We believe some of the most important trends in our industry are the continued long-term growth in Internet traffic, a decline in Internet access prices on a per megabit basis within carrier neutral data centers and relatively flat pricing per corporate customer connection. The effective price per megabit for our corporate customers is declining as the bandwidth utilization and connection size of our corporate customer connections increases. As Internet traffic continues to grow and prices per unit of traffic continue to decline, we believe we can continue to load our network and gain market share from less efficient network operators. However, continued erosion in Internet access prices will likely have a negative impact on the rate at which we can increase our revenues and our profitability. Our revenue may also be negatively affected if we are unable to grow our Internet traffic or if the rate of growth of Internet traffic does not offset the expected decline in per unit pricing. We do not know if Internet traffic will increase or decrease, or the rate at which it will grow or decrease. Changes in Internet traffic will be a function of the number of users, the applications for which the Internet is used, the bandwidth intensity of these applications and the pricing of Internet services, and other factors.

The growth in Internet traffic has a more significant impact on our net-centric customers who represent the majority of the traffic on our network and who tend to consume the majority of their allocated bandwidth on their connections. Net-centric customers tend to purchase their service on a price per megabit basis. Our corporate customers tend to utilize a small portion of their allocated bandwidth on their connections and tend to purchase their service on a per connection basis.

Our on-net revenue decreased 0.2% from $233.0 million for 2011 to $232.6 million for 2012. We increased the number of our on-net customer connections by 17.1% to approximately 29,900 at December 31, 2012 from approximately 25,500 at December 31, 2011. The loss of our largest on-net customer in January 2012 and the negative impact of foreign exchange negatively impacted our on-net revenue growth rate from 2011 to 2012. Additionally, our on-net customer connections increased at a greater rate than our on-net revenue due to a decline in our average revenue per on-net customer connection, resulting primarily from our net-centric customers. This decline is partly attributed to volume and term based pricing discounts. Further, our on-net customers who cancel their service from our installed base of customers, in general, have greater average revenue per connection than our new on-net customers. These trends and events resulted in a reduction to our average revenue per on-net connection.

Our off-net revenue increased 17.6% from $69.6 million for 2011 to $81.9 million for 2012. Our off-net customer connections increased 14.0% from approximately 3,900 at December 31, 2011 to approximately 4,500 at December 31, 2012. Our off-net revenue increased at a greater rate than our off-net customer connections due to an increase in our average revenue per off-net customer connection. Our off-net customers who cancel their service with us, in general, have a lower average revenue per connection than our new off-

net customers who generally purchase higher-bandwidth connections which carry a higher revenue per connection.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Note 4. Commitments and contingencies

Dividends on Common Stock, page 10

4.                                      We note that the additional return of capital program will continue until the net debt to trailing twelve months EBITDA as adjusted ratio reaches 2.5 to 1.0.  Please tell us what consideration was given to disclosing how the net debt to trailing twelve months EBITDA as adjusted ratio is computed and what the ratio was at the end of the period.

There is no legal or contractual requirement that the additional return of capital program continue until the net debt to trailing twelve months EBITDA, as adjusted, ratio reaches 2.5.  Rather,  the net debt to trailing twelve months EBITDA, as adjusted, ratio is only a target approved by our board of directors and can be unilaterally amended at any time.  We removed this statement from our 10-Q for the quarter ended September 30, 2013.  We have included this disclosure and the computation of the ratio as of September 30, 3013 in our Form 8-K filing dated November 8, 2013.

Forms 8-K Filed on February 21, May 7 and August 8, 2013

Financial and Business Highlights

5.                                      We note your presentation of gross profit and gross profit margin, both of which exclude equity-based compensation and depreciation and amortization expenses.  In future filings, when gross margin amounts are presented they should include all costs of revenue.  Please refer to comment number 2 of our comment letter dated October 28, 2008 and your response dated November 26, 2008.

We acknowledge the Staff’s comment and excluded gross margin amounts and the related discussion from our Form 8-K filed on November 8, 2013 and will also exclude these amounts and discussion in future filings.

We have examined the filings of several of our competitors and note that several competitors disclose gross margin and gross margin percentage in a manner similar to how we disclosed these amounts.  In one instance the competitor (a large accelerated filer) included these amounts in its schedule of Non-GAAP metrics and disclosed its definition of “gross margin” and “gross margin percentage” in that section as noted below.  There was no numerical reconciliation to USGAAP provided.  Most of our investors are interested in trends in gross margin and gross margin percentage as historically presented by us in our quarterly earnings releases as a measure of the efficiency of our network and trending of our operations.

We respectfully ask the Staff if the alternative presentation detailed below is acceptable for use in our quarterly earnings releases.  In drafting this alternative presentation, we consulted our competitor’s earnings release furnished on Form 8-K for the quarter ended September 30, 2013.

Third Quarter 2013 Highlights

Gross margin expanded to XX percent in the third quarter up from XX percent in the third quarter of 2012

Financial Results

Gross Margin (1)   XX%

(1)         See schedule of non-GAAP metrics for definitions and reconciliation to GAAP measures

Non-GAAP Metrics

Gross Margin ($) is defined as total revenue less cost of revenue (excluding amounts shown separately) from the Consolidated Statement of Operations

Gross Margin (%) is defined as gross margin ($) divided by total revenue.  Management believes that gross margin is a relevant metric to provide investors, as it is a metric that management uses to measure the margin available to the company after it pays third party network service costs, in essence a measure of the efficiency of the company’s network.

Schedule of Non-GAAP Measures

EBITDA and EBITDA, as adjusted

6.                                      Your disclosure regarding the usefulness of EBITDA, as adjusted and the related reconciliation which begins with “Net cash flow provided by operating activities” appears to indicate that EBITDA, as adjusted is a liquidity measure.  However, we also note your disclosure that “EBITDA represents net (loss) income before income taxes, net interest expense, equity-based compensation expense and depreciation and amortization” which would be a performance measure. Also, your placement of EBITDA, as adjusted between Operating income and Net income in the Summary of Financial and Operation Results table appears to imply that the measure is a performance measure.  If EBITDA or EBITDA, as adjusted are used as performance measures you should also provide reconciliation from Net income.  Please see Question 103.02 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.  Please also note that EBITDA does not include an adjustment for equity based compensation expense and should therefore not be included in its computation.  See Question 103.01 of our Compliance and Disclosure Interpretations.

We acknowledge the Staff’s comment and we revised our description of EBITDA, as adjusted, in our Form 8-K filed on November 8, 2013 and in future filings to reflect that it is prepared by reconciling to net cash provided by operating activities as we present EBITDA, as adjusted, as a liquidity measure and not as a performance measure.

The Company hereby confirms acknowledgment of the fact that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Robert N. Beury Jr.

Robert N. Beury Jr.